Exhibit 4.1

EXECUTION COPY

FIRST SUPPLEMENTAL INDENTURE (this “First Supplemental Indenture”), dated as of August 24, 2012, between Network Equipment Technologies, Inc., a Delaware corporation (the “Company”), and U.S. Bank National Association (successor to Morgan Guaranty Trust Company of New York), as trustee under the Indenture referred to below (the “Trustee”).

WITNESSETH:

WHEREAS, the Company has heretofore executed and delivered to the Trustee an Indenture, dated as of May 15, 1989 (the “Indenture”), providing for the issuance of its 7 1/4% Convertible Subordinated Debentures due 2014 (the “Debentures”);

WHEREAS, the Company is a party to an Agreement and Plan of Merger, dated as of June 18, 2012, among Sonus Networks, Inc., a Delaware corporation (“Sonus”), Navy Acquisition Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Sonus (“Merger Sub”), and the Company, providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a direct wholly owned subsidiary of Sonus;

WHEREAS, the Merger became effective at 4:05 p.m., Eastern time, on August 24, 2012 (the “Effective Time”) and, at the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock owned by Sonus, Merger Sub or the Company or any direct or indirect wholly owned subsidiary of Sonus, Merger Sub or the Company and shares of Common Stock held by dissenting holders of Common Stock who have properly exercised appraisal rights under Delaware law), by virtue of the Merger and without any action on the part of Sonus, Merger Sub, the Company or the holders of the Common Stock, was automatically converted into and became the right to receive $1.35 per share in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”);

WHEREAS, Section 15.06 of the Indenture provides that, in connection with, among other things, any consolidation, merger or combination of the Company with another corporation as a result of which holders of Common Stock shall be entitled to receive stock, securities or other property or assets (including cash) with respect to or in exchange for such Common Stock, then the Company shall execute with the Trustee a supplemental indenture providing that each Debenture shall be convertible into the kind and amount of shares of stock and other securities or property or assets (including cash) receivable upon such consolidation, merger or combination by a holder of a number of shares of Common Stock issuable upon conversion of such Debentures immediately prior to such consolidation, merger or combination;

WHEREAS, Section 11.01(a) of the Indenture provides that the Company, when authorized by the resolutions of the Board of Directors, and the Trustee may enter into a supplemental indenture, without the consent of the holders of any of the Debentures at the time outstanding, to make provision with respect to the conversion rights of the holders of Debentures pursuant to the requirements of Section 15.06 of the Indenture;

WHEREAS, immediately prior to the Effective Time, each $1,000 principal amount of Debentures was convertible into approximately 31.7460 shares of Common Stock, which is that number of shares of the Company’s Common Stock obtained by dividing $1,000 by the then applicable conversion price of $31.50;

WHEREAS, the Company has heretofore delivered or is delivering contemporaneously herewith to the Trustee the Officers’ Certificate and the Opinion of Counsel described in Sections 11.05 and 16.05 of the Indenture; and

WHEREAS, all other acts and proceedings required by applicable law and the Indenture necessary to authorize the execution and delivery of this First Supplemental Indenture and to make this First Supplemental Indenture a valid and binding agreement for the purposes expressed herein, in accordance with its terms, have been complied with or have been duly done or performed.

NOW, THEREFORE, in consideration of the foregoing and notwithstanding any provision of the Indenture which, absent this First Supplemental Indenture, might operate to limit such action, the parties hereto, intending to be legally bound hereby, agree as follows:

Article 1

AMENDMENTS

Section 1.01. Settlement Upon Conversion. Subject to and upon compliance with all the provisions of the Indenture, and notwithstanding any provision of the Indenture to the contrary, upon conversion by a Debentureholder of any Debentures then outstanding, the Debentureholder shall, in lieu of the right to receive Common Stock, have the right to receive the Merger Consideration for each share of Common Stock into which the Debentureholder would otherwise be entitled to convert such Debentures, and upon conversion of such Debentures by a Debentureholder, the Company shall pay to such Debentureholder cash in an amount equal to the amount such Debentureholder would have received as Merger Consideration had such Debentureholder converted such Debentures into Common Stock immediately prior to the Merger at the Conversion Price in effect immediately prior to the Merger.

Section 1.02. Effectiveness. This First Supplemental Indenture will become effective and operative and binding upon each of the Company, the Trustee and the Debentureholders as of the Effective Time.

Article 2

MISCELLANEOUS PROVISIONS

Section 2.01. Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

Section 2.02. Governing Law. This First Supplemental Indenture shall be deemed to be a contract made under the laws of New York, and for all purposes shall be construed in accordance with the laws of New York.

Section 2.03. Headings, Etc. The titles and headings of the articles and sections of this First Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

Section 2.04. Separability. In case any provision in the Indenture, as modified by this First Supplemental Indenture, or in the Debentures shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and a Debentureholder shall have no claim therefor against any party hereto.

Section 2.05. Execution in Counterparts. This First Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

Section 2.06. Trustee’s Acceptance. The Trustee accepts the modifications of the Indenture effected by this First Supplemental Indenture, but only upon the terms and conditions set forth in the Indenture. Without limiting the generality of the foregoing, the Trustee does not assume any responsibility for the correctness of any provisions contained herein relating either to the kind or amount of shares of stock or securities or property (including cash) receivable by Debentureholders upon the conversion of their Debentures at and after the Effective Time, nor for the correctness of the recitals herein contained, which shall be taken as the statements of the Company. The Trustee makes no representation or warranty and shall not have any responsibility as to the validity or sufficiency of this First Supplemental Indenture or the proper authorization or the due execution hereof by the Company.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the date first above written.

NETWORK EQUIPMENT TECHNOLOGIES, INC.

By:	/s/ David Wagenseller
Name:	David Wagenseller
Title:	President and Chief Executive Officer

U.S. BANK NATIONAL ASSOCIATION (successor to Morgan Guaranty Trust Company of New York) as Trustee

By:	/s/ Beverly A. Freeney
Name:	Beverly A. Freeney
Title:	Vice President

[Signature Page to 1989 Debentures First Supplemental Indenture]